January 11, 2005

United States
Securities & Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
Attention: Mr. Pradip Bhaumik, Attorney Advisor

Re: Xfone, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed December 20, 2005
File No. 1-32521

Dear Mr. Bhaumik,

Enclosed on behalf of Xfone, Inc., please find Amendment No. 2 to the Preliminary Proxy Statement, which has been revised to respond to your comments.

Our responses to your comments of December 28, 2005 are numbered to correspond to the comments.

Response 1.

As mentioned to you in our telephone conversation of December 30, 2005 and in accordance with Regulation SX the financial statements for the period ended September 30, 2005 are still current and the financial statements for the year ended December 31, 2005 are not yet prepared and are not due until March 31, 2006. However, be aware that we have updated all other information that is available in Amendment No. 2 including the Executive Compensation table and Principal Shareholder table.

Response 2.

As discussed in our call, please be aware that from a practical point of view we believe that adding the 90 pages of financial information relating to both I-55 Internet Services, Inc. and I-55 Telecommunications, LCC., in the actual Proxy statement, would be more cumbersome and confusing for the shareholders and certainly not traditional for a proxy statement. As per your request, we did add material information with respect to the proposals in the actual proxy statement, but refer the reader to Appendix C for complete data for both entities, including financial statements and their MD&A’s.

Response 3.

As per your request we have incorporated additional information with respect to the terms and background of the transactions and the negotiations involved in the merger agreements (see pages 30 and 31 of the Amended Proxy Statement).

Response 4.

The Company has expanded the discussion related to proposal V pursuant to the financial transaction with Mercantile Discount-Provident Funds and the other investors. We have disclosed the material terms of the transaction in detail. Please note that we had entered into term sheets to do the financing on November 15-16, 2005. This was disclosed in the Registration Statement dated November 18, 2005 filed with the SEC (see page 29). The definitive agreement was signed on November 23, 2005 for the mere reason that it took a week to finalize the definitive agreement. With all due respect, we do not believe that the timing is relevant to the voting shareholders decision on the financing. The shareholders are provided with the terms of the financing and know the current stock price and we respectfully believe that they have all information necessary to making an informed vote on Proposal V. As per your request we have also expanded the disclosure including the possible negative effects of this agreement on our current unaffiliated common shareholders, including the dilutive effects on our shareholders if all warrants are exercised by the investors. However, as noted previously, the exercise of the warrants would not be dilutive from a financial point of view.

 Response 5.

We have incorporated in the Recent Events section (see page 35 of the Amended Proxy Statement) a detailed disclosure of the terms of each of the two agreements and a discussion of the possible detrimental effects of the agreements to the interests of our unaffiliated common shareholders pursuant to both financial transactions with Laurus Master Fund, Ltd. and Crestview Capital Master, LLC.

Response 6.

As per your request we have revised the disclosure under the Results of Operation section (see page 41 of the Amended Proxy Statement) discussing the evolving trends in the nature of the Company’s competition, as well as the demands in the residential and commercial sectors in the geographical markets where we compete, economic and technological developments in the voice and data communications services market, any increased costs in distribution and in negotiations of rates with carriers for a service provider like ours. As for earning and cash flows be aware that we provided Appendix B with all of our financials statement and the accompanying notes, which collectively the Company believes encompass all material information that the Company believes is required for our shareholders to understand the current position of the Company.

Response 7.

We have described the business reasons that contributed to any material change in a financial statement line item between periods. In addition, for each such line item we have described and quantified the extent to which each change contributed to the overall change.

Response 8.

As per your request we have made the requested change. See page 45 of the Amended Proxy Statement.

Response 9.

As per your request we have clarified that point on Page 52 of the Amended Proxy Statement.

In reviewing our revised filing, please feel free to call me if you have any questions. As discussed on our call, your cooperation in allowing us to mail a definitive proxy as soon as possible would be greatly appreciated as the Company faces potential financial ramifications in the event that it cannot get approval on a timely basis. Also, please note that the Company has sufficient insider voting control to gain approval once authorized to hold the meeting.

Sincerely,

\s\ Arthur S. Marcus, Esq.
      Arthur S. Marcus, Esq.